Exhibit 99.1

TDH HOLDINGS, INC.

c/o Qingdao Tiandihui Foodstuffs Co. Ltd., Room 1809, Financial Square, 197 Shuangzhu Road, Huangdao District, Qingdao, Shandong Province, People’s Republic of China

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held on November 16, 2018

To the Shareholders of TDH Holdings, Inc.

Notice is hereby given that the Annual Meeting of the Shareholders of TDH Holdings, Inc. (the “Company”) will be held on November 16, 2018 at 9AM local China time (or 9PM Eastern Standard Time), at the Company’s principal executive office in Huangdao District, Qingdao, Shandong Province, China. The meeting is called for the following purposes:

1.	To elect (i) Class A Directors, Cui Rongfeng and Cui Rongbing, each to serve until the next annual meeting of shareholders in 2019 or until his successor shall have been elected and qualified, (ii) Class B Directors, Lei Wang and Qiu Li, each to serve until the next annual meeting of shareholders in 2020 or until his successor shall have been elected and qualified, and (iii) Class C Director, Qi Wang, to serve until the next annual meeting of shareholders in 2021 or until his successor shall have been elected and qualified, and, further.

2.	To ratify the appointment of Malone Bailey LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2018; and

3.	To consider and take action upon such other matters as may properly come before the meeting or any adjournment or adjournments thereof.

The close of business on October 2, 2018 has been fixed as the record date for the purpose of determining the shareholders entitled to notice of, and to vote at, the meeting. The register of members of the Company will not be closed. The date on which this Proxy Statement and the accompanying form of proxy card will first be mailed or given to the Company’s shareholders is on or about October 8, 2018.

All shareholders are cordially invited to attend the meeting. Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy card promptly. Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof. A return envelope which requires no postage if mailed in the United States is enclosed for your convenience. This Proxy Statement, a form of proxy card and our most recent Annual Report are available online at the following internet address: http://ir.tdhpet.com/index.php.

By Order of the Board of Directors,

/s/ Cui Rongfeng
Cui Rongfeng, Chairman and CEO
Dated: October 5, 2018

TDH HOLDINGS, INC.

TABLE OF CONTENTS

i

TDH HOLDINGS, INC.

c/o Qingdao Tiandihui Foodstuffs Co. Ltd., Room 1809,

Financial Square, 197 Shuangzhu Road, Huangdao District, Qingdao, Shandong Province, People’s Republic of China

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of TDH Holdings, Inc. (the “Company,” “TDH” “we,” “us,” or “our”) for the Annual Meeting of Shareholders to be held at the Company’s principal executive office, Huangdao District, Qingdao, Shandong Province, People’s Republic of China on November 16, 2018, at 9AM local China time (or 9PM Eastern Standard Time) and for any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. The Company will bear the costs of this solicitation.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy card on which no instruction is specified will be voted in favor of the actions described in this Proxy Statement and for the election of the nominees set forth under the caption “Election of Directors.” Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted. If you are a holder of record, written notice of such revocation should be forwarded to VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598, facsimile: (646) 536-3179, Attn: Proxy Services. If you hold your shares in street name, you should contact your broker about revoking your proxy.

Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy card whether or not you plan to attend the meeting. If you do attend the meeting and are a record holder, you may vote by ballot at the meeting and your proxy will be deemed to be revoked. If you hold your shares in street name and wish to vote your shares at the meeting, you should contact your broker about getting a proxy appointing you to vote your shares.

VOTING SECURITIES

Only holders of the Company’s common shares (the “Shares”) of record at the close of business on October 2, 2018 (the “Record Date”) are entitled to vote at the meeting. On the record date, the Company had 9,423,750 shares outstanding and entitled to vote at the Annual Meeting. For purposes of voting at the Annual Meeting, each Share is entitled to one vote upon all matters to be acted upon at the meeting. No business may be transacted at any meeting of shareholders unless a quorum is present at the commencement of business. No less than one-third (1/3) of the votes of the Shares entitled to vote at the Annual Meeting represented in person or by proxy will constitute a quorum throughout the meeting. Such quorum may be represented by only a single shareholder or proxy.

Election of directors must be approved by the affirmative vote of a majority of in excess of 50% of the votes of the Shares entitled to vote thereon which were present at the Annual Meeting and were voted. The affirmative vote of a simple majority of the votes cast in person or by proxy at the Annual Meeting and entitled to vote is required to ratify the appointment of independent certified public accountants. A “majority vote” means that a proposal passes if it receives a majority of the shares voting or present at the meeting.

Only Shares that are voted are taken into account in determining the proportion of votes cast for the election of directors. Any Shares not voted (whether by abstention, broker non-vote or otherwise) will therefore only impact the election of directors to the extent that the failure to vote for any individual may result in another individual’s receiving a larger proportion of votes cast. Similarly, any Shares not voted (whether by abstention, broker non-vote or otherwise) will only impact the percentage of votes cast for or against the other three matters. Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

Our Memorandum and Articles of Association do not contain any provisions that allow cumulative voting for elections of directors.

VOTING PROCEDURES

If you are a shareholder of record, you may vote in person at the annual meeting. We will give you a ballot sheet when you arrive. If you do not wish to vote in person or you will not be attending the annual meeting, you may vote by proxy. If you have received a printed copy of these proxy materials by mail, you may vote by proxy using the enclosed proxy card. To vote by proxy using the enclosed proxy card (only if you have received a printed copy of these proxy materials by mail), complete, sign and date your proxy card and return it promptly in the envelope provided. If you intend to vote by proxy, your vote must be received by 11:59 pm (ET) on November 15, 2018 to be counted.

If you are not a shareholder of record, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker for the procedures necessary to allow you to vote your Shares in person.

ELECTION OF DIRECTORS
(PROPOSAL NO. 1)

The Board has nominated (i) Class A Directors, Cui Rongfeng and Cui Rongbing, each to serve until the next annual meeting of shareholders in 2019 or until his successor shall have been elected and qualified, (ii) Class B Directors, Lei Wang and Qiu Li, each to serve until the next annual meeting of shareholders in 2020 or until his successor shall have been elected and qualified, and (iii) Class C Director, Qi Wang, to serve until the next annual meeting of shareholders in 2021 or until his successor shall have been elected and qualified. It is intended that the proxy appointed by the accompanying proxy card will vote for the election, as directors, of the persons named below, unless the proxy card contains contrary instructions.

The Company has no reason to believe that any of the nominees will not be a candidate or will be unable to serve as director. However, in the event that any of the nominees should become unable or unwilling to serve as a director, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors, unless the proxy card contains contrary instructions.

The following pages set forth the names, ages and director nominees, their respective principal occupations and brief employment history of the past five years, including the names of other publicly-held companies of which each serves or has served as a director during the past five years:

Cui Rongfeng is the founder of our Company. He has served as our Chairman of the Board of Directors, President and Chief Executive Officer since July 2006. From May 2004 to June 2006, he served in the capacity of the Company’s General Manager. From 1994 to 2004, he held several managerial positions at various Qingdao based companies. Mr. Cui holds an undergraduate degree in International Trade from the Central Radio and Television University and an eMBA degree from Peking University. The Board of Directors determined that Mr. Cui should continue serving as our Chairman given his pivotal role in the Company’s founding, day-to-day operations and long-term vision.

Cui Rongbing is our Chief Financial Officer and Director. He has served as our Chief Financial Officer since January 2015. From October 1998 to December 2014, he held the office of General Manager at Qingdao Yinghe Jiutian Information Technology Co., Ltd. Mr. Cui holds a Master’s degree in population and development from the Chinese Academy of Social Sciences. Mr. Cui is our Chairman’s brother. The Board of Directors determined that Cui Rongbing should serve as our director based on his knowledge of the Company’s operations as well as his financial and accounting experience.

Lei Wang is an independent director. Ms. Wang has been manager of KPMG Advisory (China) Limited since October 2014. Between October 2008 and October 2014, Ms. Wang was senior manager of Marcum LLP. Between July 2006 and October 2008, Ms. Wang was senior auditor of Deloitte Touche Tohmatsu China Certified Public Accountants LLP. Ms. Wang is an American Institute of Certified Public Accountants (AICPA). Ms. Wang holds a Bachelor’s degree in Economics from University of International Business and Economics. The Board of Directors determined that Ms. Wang should serve as our director based on her accounting and financial reporting experience and expertise.

Qiu Li is an independent director. Ms. Li has been Senior Consultant of Hangzhou Guohan Financial Holding Co., Ltd. since November 2015. Between March 2010 and October 2015, Ms. Li was director of audit of Hengfeng Bank Hangzhou Branch. Between November 1987 and March 2010, Ms. Li held several managerial positions at Hengfeng Bank headquarter. Ms. Li is a China Certified Public Accountants (CPA). Ms. Li holds a Bachelor’s degree in Management from Shandong Cadres Correspondence University. The Board of Directors determined that Ms. Li should serve as our director based on her experience in business and accounting matters.

Qi Wang is an independent director. Mr. Wang has been lab director of the Institute of Oceanology, Chinese Academy of Sciences since August 1995, and researcher since June 1984. Mr. Wang is director of China Association for Instrumental Analysis, expert reviewer of Shandong Province Key Laboratory, and expert reviewer of Qingdao City Key Projects. Mr. Wang holds a Bachelor’s degree in chemistry from Jilin University. The Board of Directors determined that Mr. Wang should serve as our director based on his scientific background and expertise.

None of the events listed in Item 401(f) of Regulation S-K has occurred during the past ten years that is material to the evaluation of the ability or integrity of any of our directors, director nominees or executive officers. To the best of our knowledge, there have been no events under any bankruptcy act, criminal proceedings, judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past ten years and there have been no material proceedings to which any director or executive officer is a party adverse to the Company or any of its subsidiaries or has any material interest averse to the Company or any of its subsidiaries.

THE BOARD OF DIRECTORS RECOMMENDS VOTING “FOR” THE ELECTION OF EACH OF THE ABOVE NOMINEES.

THE BOARD AND BOARD COMMITTEES

During the year ended December 31, 2017, the Board met, in person or via teleconference, eight times. All of the directors attended 75% or more of the aggregate of meetings of the Board and meetings of any committee which such director is a member. Each director is expected to participate, either in person or via teleconference, in meetings of our Board and meetings of committees of our Board in which each director is a member, and to spend the time necessary to properly discharge such director’s respective duties and responsibilities. We do not have a written policy with regard to directors’ attendance at annual meetings of shareholders; however, all directors are encouraged to attend the annual meeting.

Composition of Board; Risk Oversight

Our Board of Directors presently consists of five directors. The Board membership is divided into three classes, Class A, B and C, respectively, as nearly equal in number as the total number of directors permits. Class A directors will face re-election at our next annual meeting of shareholders and every three years thereafter. Class B directors will face re-election at our second annual meeting of shareholders and every three years thereafter. Class C directors will face re-election at our third annual meeting of shareholders and every three years thereafter.

Except as noted above, there are no family relationships between any of our executive officers and directors. Officers are elected by, and serve at the discretion of, the board of directors. Our Board holds meetings on at least a quarterly basis. As a smaller reporting company under the NASDAQ rules we are only required to maintain a board of directors comprised of at least 50% independent directors, and an audit committee of at least two members, comprised solely of independent directors who also meet the requirements of Rule 10A-3 under the Securities Exchange Act of 1934. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Our Board plays a significant role in our risk oversight and makes all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the Board as he plays key roles in the risk oversight or the Company. As a smaller reporting company with a small Board, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Director Independence

Our Board has reviewed the independence of our directors, applying the NASDAQ independence standards. Based on this review, the board determined that each of Lei Wang, Qiu Li, and Qi Wang are “independent” within the meaning of the NASDAQ rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached. The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of the company and mortgaging the property of the company;

●	executing checks, promissory notes and other negotiable instruments on behalf of the company; and maintaining or registering a register of mortgages, charges or other encumbrances of the company.

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Board Committees

Currently, three committees have been established under the board: the Audit Committee, the Compensation Committee and the Nominating Committee.

The Audit Committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The Compensation Committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The Nominating Committee of the board is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

Audit Committee

The Audit Committee will be responsible for, among other matters:

●	appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;

●	discussing with our independent registered public accounting firm the independence of its members from its management;

●	reviewing with our independent registered public accounting firm the scope and results of their audit;

●	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

●	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

●	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements;

●	coordinating the oversight by our board of directors of our code of business conduct and our disclosure controls and procedures

●	establishing procedures for the confidential and/or anonymous submission of concerns regarding accounting, internal controls or auditing matters; and

●	reviewing and approving related-party transactions.

Our Audit Committee consists of Lei Wang, Qiu Li, and Qi Wang, with Lei Wang serving as chair of the Audit Committee. Our board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NASDAQ rules. In addition, our board has determined that Lei Wang qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NASDAQ rules.

Compensation Committee

The Compensation Committee will be responsible for, among other matters:

●	reviewing and approving, or recommending to the board of directors to approve the compensation of our CEO and other executive officers and directors;

●	reviewing key employee compensation goals, policies, plans and programs;

●	administering incentive and equity-based compensation;

●	reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and

●	appointing and overseeing any compensation consultants or advisors.

Our Compensation Committee consists of Lei Wang, Qiu Li, and Qi Wang, with Qiu Li serving as chair of the Compensation Committee. Our board has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under NASDAQ rules.

Nominating Committee

The Nominating Committee will be responsible for, among other matters:

●	selecting or recommending for selection candidates for directorships;

●	evaluating the independence of directors and director nominees;

●	reviewing and making recommendations regarding the structure and composition of our board and the board committees;

●	developing and recommending to the board corporate governance principles and practices;

●	reviewing and monitoring the Company’s Code of Business Conduct and Ethics; and

●	overseeing the evaluation of the Company’s management.

Our Nominating Committee consists of consists of Lei Wang, Qiu Li, and Qi Wang, with Qi Wang serving as chair of the Nominating Committee. Our board has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under NASDAQ rules.

The Nominating committee will consider director candidates recommended by shareholders. Shareholders who wish to recommend to the Committee a candidate for election to the Board should send their letters to TDH Holdings, Inc., Attention: Secretary, c/o c/o Qingdao Tiandihui Foodstuffs Co. Ltd., Room 1809, Financial Square, 197 Shuangzhu Road, Huangdao District, Qingdao, Shandong Province, People’s Republic of China. The corporate secretary will promptly forward all such letters to the members of the governance and nominating committee. The Company’s Charter documents do not set forth shareholder nomination procedures.

Executive Compensation

The following table shows the annual compensation paid by us for the years ended December 31, 2017 and 2016 to Cui Rongfeng and Cui Rongbing, our principal executive officers. No officer had a salary during either of the previous two years of more than $100,000.

Name and principal position	Year	Salary ($)	Bonus ($)	Total Paid ($)

Cui Rongfeng,	2017	21,311	-	14,729
Chairman, President and CEO	2016	17,010	-	15,468

Cui Rongbing,	2017	16,164	1,924	18,847
CFO and director	2016	14,451	-	13,370

Retirement Benefits

As of December 31, 2017, we have contributed to the government-mandated employee welfare and retirement benefit plan and provided pension, retirement or similar benefits to its employees. The PRC regulations require us to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits. We have no further commitments beyond our monthly contribution.

Employment Agreements

Employment agreement with Cui Rongfeng, CEO

On September 1, 2016, Qingdao Tiandihui entered into an employment agreement with Cui Rongfeng to serve in the role of Chief Executive Officer for the initial period of 3 years (commencing as of September 1, 2016 and terminating on August 31, 2019), which term may be extended for another 2 years unless either party to the agreement terminates the agreement at least 60 days prior to the expiration of the term. Under the terms of this agreement, Mr. Cui’s annual salary is RMB 240,000 payable in 12 equal monthly installments. The executive may be eligible to receive an annual bonus in the amount of 50% of his annual base salary, subject to completion of corporate and individual performance goals set forth by the Compensation Committee in consultation with the executive. The Compensation Committee will have the sole discretion whether the executive is entitled to the bonus and the amount of the payment, if any. The employment agreement may be terminated by either party upon 60 day advance notice to the other party. The Company will reimburse Mr. Cui for all reasonable out of pocket expenses in connection with travel, entertainment and other expenses incurred in the performance of his duties. The agreement also contains certain confidentiality, non-disclosure and other provisions that are customary to the agreements of this nature.

Employment agreement with Cui Rongbing, CFO

On September 1, 2016, Qingdao Tiandihui entered into an employment agreement with Cui Rongbing to serve in the role of Chief Financial Officer and Corporate Secretary for the initial period of 3 years, (commencing as of September 1, 2016 and terminating on August 31, 2019), which term may be extended for another 2 years unless either party to the agreement terminates the agreement at least 60 days prior to the expiration of the term. Under the terms of this agreement, Mr. Cui’s annual salary is RMB 144,000 payable in 12 equal monthly installments. The employment agreement may be terminated by either party upon 60 day advance notice to the other party. The Company will reimburse Mr. Cui for all reasonable out of pocket expenses in connection with travel, entertainment and other expenses incurred in the performance of his duties. The agreement also contains certain confidentiality, non-disclosure and other provisions that are customary to the agreements of this nature.

Director Compensation

Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive compensation for their actual travel expenses for each Board meeting attended. We did not pay any compensation to our directors during the years ended 2017 and 2016.

BENEFICIAL OWNERSHIP OF THE COMPANY’S SECURITIES

The following table sets forth, as of October 2, 2018, certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares. Shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 9,423,750 shares issued and outstanding as of the record date. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Qingdao Tiandihui Foodstuffs Co. Ltd., Room 722-1, Building B, World Trade Center, 6 Hong Kong Middle Road, Qingdao, Shandong Province, PRC.

Name of Beneficial Owner	Shares Owned		Percentage

Cui Rongfeng	2,744,412	(3)	29.12%
Cui Rongbing	450,000		4.77%
Lei Wang (1)	0		-
Qiu Li (1)	0		-
Qi Wang (1)	0		-

Directors & executive officers as a group (5 persons)	3,194,412		33.89%

Wang Yanjuan (2)	1,215,000		12.89%
Dandan Liu (4)	560,588		5.94%

(1)	Independent director.
(2)	CEO’s spouse. Mailing address for this shareholder is Room 402, Unit 2, Building 7, No. 90 Zhuhai Middle Road Shandong Province Jiaonan City, China.
(3)	Includes 450,000 restricted common shares.
(4)	Mailing address for this shareholder is No. Y3132, Dongfang Xiaweiyi, Yanjiao, Development Area, Hebei Province Sanhe City, China.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following is a description of transactions since January 1, 2016, in which the amount involved in the transaction exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets as at the year-end for the last two completed fiscal years, and to which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Due from related parties

Due from related parties consisted of the following:

	December 31,	December 31,
	2017	2016
Tide (Shanghai) Industrial Co. Ltd.	$46	$-
TDH Group BVBA	329,237	35,842
Rongfeng Cui	32,678	-
Total	$361,961	$35,842

(i)	Operating expenses paid on behalf of related parties

During the year ended December 31, 2017, the Company paid operating expenses on behalf of Quanmin Chongai in the amount of $272, and Quanmin Chongai repaid the Company in full. During the years ended December 31, 2017, 2016 and 2015, the Company paid operating expenses on behalf of Tide in the amount of $44, $246,598 and $6,422, respectively, and Tide repaid the Company in the amount of $0, $252,847 and $0, respectively. During the year ended December 31, 2017, the Company paid operating expense on behalf of TDH Group BVBA in the amount of $444.

(ii)	Collection of accounts receivable by related parties

The balances of due from TDH Group BVBA and Rongfeng Cui represent overseas trade receivables collected by the two parties on behalf of the Company. During the years ended December 31, 2017 and 2016, TDH Group BVBA collected overseas sales receivables on behalf of the Company in the amount of $280,602 and $130,364, among which $852 and $94,552 was transferred back to the Company, respectively. In April 2018, TDH Group BVBA transferred additional $236,742 to the Company. During the years ended December 31, 2017 and 2016, Rongfeng Cui collected overseas trade receivables on behalf of the Company in the amount of $194,062 and $113,774, among which $3,506 and $0 was transferred to the Company, respectively. During the years ended December 31, 2017 and 2016, due from Rongfeng Cui was settled with payables to Rongfeng Cui in the amount of $72,685, and $113,774, respectively. In addition, the Company, Rongfeng Cui and Yanjuan Wang agreed to settle the balance due from Rongfeng Cui with payables to Yanjuan Wang in the amount of $86,405.

(iii)	Loans to related parties

During the years ended December 31, 2016 and 2015, the Company made loans to Kangkang in the amount of $3,462 and $1,207,002, respectively, and Kangkang repaid the loans to the Company in the amount of $592,752 and $1,348,414, respectively. During the years ended December 31, 2016 and 2015, the Company made loans to Like in the amount of $2,157,621 and $2,446,338, respectively, and Like repaid the loans to the Company in the amount of $2,456,402 and $1,412,790, respectively. During the year ended December 31, 2015, the Company directly made loans to Rongfeng Cui in the amount of $2,281,903, and instructed Kangkang and Like to make additional loans to Rongfeng Cui in the amount of $658,233 and $1,412,790, respectively, in lieu of repaying to the Company.  Certain loans made to Kangkang, Like, and Rongfeng Cui prior to August 2016 were lack of business purpose in nature. Per Section 402 of Sarbanes-Oxley Act of 2002, loans to certain related parties were deemed as prohibited transactions for U.S. public companies. The loans were made prior to the Company filing a registration statement with the SEC to go public in the U.S. The loans were repaid to the Company in full as of December 31, 2016.

Due to related parties

Due to related parties consisted of the following:

	December 31,	December 31,
	2017	2016
Huangdao Ding Ge Zhuang Kangkang Family Farm	$-	$387
Qingdao Saike Environmental Technology Co., Ltd.	6,148	-
Phillip Zou	1,000	-
Yanjuan Wang	29,878	783,291
Rongfeng Cui	308,847	284,602
Xiaomei Wang	-	52,422
Total	$345,873	$1,120,702

The balance of due to related parties represents expenses incurred by related parties in the ordinary course of business, expense paid by related parties on behalf of the Company as well as loans the Company obtained from related parties for working capital purposes. The loans owed to the related parties are unsecured, non-interest bearing and payable on demand.

During the years ended December 31, 2017 and 2016, the Company obtained loans from Yanjuan Wang in the amount of $0 and $2,694,566, respectively, and the Company repaid Yanjuan Wang in the amount of $594,939, and $1,752,220, respectively.

During the years ended December 31, 2017, 2016 and 2015, the Company obtained loans from Rongfeng Cui in the amount of $1,109,960, $443,871 and $951,906, and repaid Rongfeng Cui in the amount of $1,092,138, $1,203,819 and $0, respectively. Rongfeng Cui paid the expenses on behalf of the Company in the amount of $59,790 and $41,859 during the years ended December 31, 2017 and 2016, respectively.

Sales to related party and advance from related party

The Company made sales to Like in the amount of $506,495 and incurred corresponding cost of sales of $399,177 during the year ended December 31, 2017, which was included in cost of revenues – related party. Account receivable in the amount of $576,520 from Like was collected, and the Company, Like and Yanjuan Wang agreed to settle balance of account receivable of $11,233 from Like with payable to Yanjuan Wang during the year ended December 31, 2017. Like also made prepayment to the Company for future purchases and the balance of advance from customer - Like was $7,520 as of December 31, 2017.

Purchase from related parties and accounts payable to related parties

During the year ended December 31, 2016, the Company consigned Like to process raw materials. The total consignment processing cost was $490,388, which was settled with loans to Like in full.

The Company purchased financial application software from Yinhe Jiutian in the amount of $5,059 and $138,943 during the years ended December 31, 2017 and 2016, respectively. As of December 31, 2017 and 2016, the payables to Yinhe Jiutian was $120,020 and $111,139, respectively.

The Company purchased raw materials from Kangkang Family Farm in the amount of $30,191 and $13,818 during the years ended December 31, 2017 and 2016, respectively. As of December 31, 2017 and 2016, the balance of payables to Kangkang Family Farm was $31,354 and $0, respectively. During the years ended December 31, 2017 and 2016, raw materials purchased from Kangkang Family Farm in the amount of $740 and $6,616, respectively, were included in cost of revenues.

The Company purchased finished goods from Zhenyu in the amount of $163,127 during the year ended December 31, 2017. As of December 31, 2017, the balance of payables to Zhenyu was $924. During the year ended December 31, 2017, $43,762 of finished goods purchased from Zhenyu was sold and included in cost of revenues.

Operating lease with related parties

On December 31, 2014, the Company entered into a lease agreement with Runrang Cui, CEO’s father, to lease a 2,000 square meters factory, located at Big Cuijiazhuang Village, Zhangjialou Town, Huangdao District, Qingdao City, Shandong Province, PRC. The lease starts from January 1, 2015 with a term of three years. The lease payment is RMB36,000 (approximately $5,800) for the year ended December 31, 2015, RMB38,160 (approximately $5,700) for the year ended December 31, 2016 and RMB40,450 (approximately $6,000) for the year ended December 31, 2017. The Company renewed the lease on January 1, 2018 with a lease term of three years. The annual lease payment is RMB160,000 (approximately $23,700) for the year ended December 31, 2018, RMB169,600 (approximately $25,100) for the year ended December 31, 2019 and RMB179,776 (approximately $26,600) for the year ended December 31, 2020.

On December 31, 2014, the Company entered into a lease agreement with Rongfeng Cui to lease a 136.8 square meters office space, located at Room 722, Block B, World Trade Center, Hongkong Zhong Road, Shinan District, Qingdao City, Shandong Province, PRC. The lease starts from January 1, 2015 with a term of three years. The lease payment is RMB12,000 (approximately $1,900) for the year ended December 31, 2015, RMB12,720 (approximately $1,900) for the year ended December 31, 2016 and RMB13,483 (approximately $2,000) for the year ended December 31, 2017. The Company renewed the lease on January 1, 2018 with a lease term of three years. The annual lease payment is RMB66,000 (approximately $9,800) for the year ended December 31, 2018, RMB69,960 (approximately $10,400) for the year ended December 31, 2019 and RMB74,158 (approximately $11,000) for the year ended December 31, 2020.

On December 25, 2015, the Company entered into a lease agreement with Rongfeng Cui to lease a 133.19 square meters office located at Room 07E, Floor 7, Block B, Shilibao Jia #3, Chaoyang District, Beijing City, PRC. The lease starts from January 1, 2016 with a term of two years. The lease payment is RMB144,000 (approximately $23,100) per annum for the years ended December 31, 2016 and 2017. The Company renewed the lease on January 1, 2018 with a lease term of three years. The annual lease payment is RMB190,000 (approximately $28,100) for the year ended December 31, 2018, RMB201,400 (approximately $29,800) for the year ended December 31, 2019 and RMB213,484 (approximately $31,600) for the year ended December 31, 2020.

On December 25, 2015, the Company entered into a lease agreement with Rongfeng Cui to lease a 406.97 square meters office located at Room 1902 - 1903, Financial Square, 215 Zhuhai East Road, Jiaonan District, Qingdao City, PRC. The lease starts from January 1, 2016 with a term of two years. The lease payment is RMB180,000 (approximately $27,100) for the year ended December 31, 2016 and RMB190,800 (approximately $28,200) for the year ended December 31, 2017. The Company renewed the lease on January 1, 2018 with a lease term of three years. The annual lease payment is RMB190,800 (approximately $28,200) for the year ended December 31, 2018, RMB202,248 (approximately $29,900) for the year ended December 31, 2019 and RMB214,383 (approximately $31,700) for the year ended December 31, 2020.

On January 5, 2016, the Company entered into a lease agreement with Rongbing Cui, the CFO of the Company, to lease a 406.97 square meters office located at Room 1809, Financial Square, 215 Zhuhai East Road, Huangdao District, Qingdao City, PRC. The lease starts from January 1, 2016 with a term of three years. The lease payment is RMB140,000 (approximately $21,000) per annum.

In September 2017, the Company signed a lease agreement with Saike to lease a 2,793.05 square meters plant located at 201Shiqian Village, Ducun Town, Jiaozhou City, Shandong Province, PRC. The lease starts from September 11, 2017 to September 10, 2027. The annual rent is RMB120,000 (approximately $18,000) throughout the lease term.

REPORT OF THE AUDIT COMMITTEE

The Company’s management is responsible for preparing the Company’s financial statements, implementing and maintaining systems of internal control, and the independent auditors are responsible for auditing those financial statements and expressing its opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in conformity with generally accepted accounting principles in the United States of America. The Audit Committee is responsible for overseeing the conduct of these activities by the Company’s management and the independent auditors. In fulfilling its responsibilities, the Board appointed Malone Bailey LLP, an independent registered public accounting firm, as the Company’s independent auditors for the 2017 fiscal year. During 2017, the Audit Committee reviewed and discussed with the independent auditors the overall scope and specific plans for their audit.

In connection with the Company’s Annual Report on Form 20-F, the Audit Committee reviewed and discussed with the independent auditors and with management the Company’s audited consolidated financial statements and the adequacy of its internal control over financial reporting. The Audit Committee met with the independent auditors, without management present, to discuss the results of the independent auditors’ audit and the overall quality of the Company’s financial reporting. The meeting was also designed to facilitate any desired private communication between the Audit Committee and the independent auditors.

The Audit Committee discussed with the independent auditors the matters required to be discussed by the Statement on Auditing Standards No. 61 (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board, or PCAOB, in Rule 3200T. The Audit Committee received the written disclosures and the letter from the independent auditors required by applicable requirements of the PCAOB regarding the independent accountants’ communications with the Audit Committee concerning independence, and has discussed with the independent auditors the independent auditors’ independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, as filed with the Securities and Exchange Commission.

Submitted by the Audit Committee.

/s/ Lei Wang, Qiu Li, Qi Wang

RATIFICATION OF INDEPENDENT AUDITORS
(PROPOSAL NO. 2)

The following table represents the approximate aggregate fees for services rendered by Malone Bailey LLP for the periods indicated:

	December 31, 2016	December 31, 2017
Audit Fees	$150,000	$260,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$150,000	$260,000

Pre-Approval of Services

Our audit committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

THE BOARD OF DIRECTORS RECOMMENDS VOTING “FOR” THE RATIFICATION OF THE APPOINTMENT OF MALONE BAILEY LLP AS THE COMPANY’S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2018.

OTHER MATTERS
GENERAL

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders wishing to communicate with the Board or any individual director may write to the Board or the individual director to the Board, TDH Holdings, Inc., c/o c/o Qingdao Tiandihui Foodstuffs Co. Ltd., Room 1809, Financial Square, 197 Shuangzhu Road, Huangdao District, Qingdao, Shandong Province, People’s Republic of China. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and current reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

October 5, 2018	By Order of the Board of Directors

/s/ Cui Rongfeng
	Name:	Cui Rongfeng
	Title:	Chief Executive Officer

ANNUAL MEETING OF SHAREHOLDERS OF TDH HOLDINGS, INC.

November 16, 2018

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement and Proxy Card are available at:

http:// http://ir.tdhpet.com/index.php

Please sign, date and mail your proxy card in the envelope provided promptly.

TDH HOLDINGS, INC.
2018 ANNUAL MEETING OF SHAREHOLDERS

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned acknowledges receipt of the Notice of Annual Meeting of Shareholders and the Proxy Statement and hereby appoints Cui Rongfeng and Cui Rongbing or either of them, each with full power of substitution, proxies with power of substitution and hereby authorizes them to represent and to vote, as designated below, all of the shares of the Company held of record by the undersigned on October 2, 2018 at the Annual Meeting of Shareholders to be held on November 16, 2018 at 9AM local China time (or 9 PM Eastern Standard Time) at the Company’s principal executive office, Huangdao District, Qingdao, Shandong Province, China, and at all postponements or adjournments thereof, with all powers the undersigned would possess if personally present. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting.

The Board of Directors recommends that you vote “FOR” each proposal.

1. Election of Directors

☐	FOR ALL NOMINEES
☐	WITHHOLDING AUTHORITY
FOR ALL NOMINEES
☐	FOR ALL EXCEPT
(SEE INSTRUCTIONS BELOW)

Cui Rongfeng       Cui Rongbing      Lei Wang     Qiu Li     Qi Wang

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you which to withhold, as shown here:

2. Ratification of the appointment of Malone Bailey LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2018.

FOR ☐	AGAINST ☐	ABSTAIN ☐

If any other business is presented at the meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the Board of Directors is not aware of any other business to be presented at the meeting.

The Shares represented by this proxy, when properly executed, will be voted as directed; however, abstentions will have no effect on the election of directors (Proposal 1). Abstentions will be treated as being present and entitled to vote on the other items presented at the annual meeting and, therefore, will have the effect of votes against such proposals. If you return an executed copy of this proxy card and do not check a box with respect to any of the proposals set forth above, the Shares represented by this proxy card will be voted “For” the directors and “For” the ratification of the Company’s auditors.

Signature of Shareholder:	Date:	, 2018
Signature of Shareholder:	Date:	, 2018

Note: Please sign exactly as your name or names appear on this Proxy. If Shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.